

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

October 2, 2017

Richard Wright
Chief Executive Officer
The Alkaline Water Company Inc.
7730 East Greenway Road, Suite 203
Scottsdale, Arizona 85260

Re: **The Alkaline Water Company Inc.**
        Post-Effective Amendment to Form S-1
        Filed September 14, 2017
        File No. 333-209124

Dear Mr. Wright:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the Public Company Accounting Oversight Board ("PCAOB") issued an Order dated September 14, 2017 that, among other things, revoked the registration of Seale and Beers, CPAs LLC. If the PCAOB revokes the registration of an audit firm, audit reports issued by that firm may no longer be included in a registrant's filings made on or after the date the firm's registration is revoked, even if the report was previously issued before the date of revocation. We will defer any further review of this registration statement until a firm registered with the PCAOB has re-audited your financial statements for the fiscal year ended March 31, 2016.

2.   We note that your registration statement on Form S-1 was declared effective on February 11, 2016 with audited financial statements through March 31, 2015 and that the post-effective amendment filed September 14, 2017 is the first post-effective amendment to this registration statement. If an offering continues for more than nine months, you are

required to update your registration statement by post-effective amendment if the information in the prospectus is more than sixteen months old. Please tell us whether any offers or sales were made during the period in which the audited financial statements were not current.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli, Attorney Advisor, at (202) 551-6521, Lia Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Virgil Hlus, Clark Wilson LLP